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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D/A
                               (AMENDMENT NO. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(a).

                            DIAMETRICS MEDICAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   252532 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 BELINDA W. CHEW
                  PHILIPS ELECTRONICS NORTH AMERICA CORPORATION
                           1251 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 10, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP No. 252532 10 6                                       Page 2 of 18 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     KONINKLIJKE PHILIPS ELECTRONICS N.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     THE NETHERLANDS
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       1,809,524
 NUMBER OF        --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY              0
   EACH           --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                1,809,524
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,809,524
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.66%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO/HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP No. 252532 10 6                                       Page 3 of 18 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     PHILIPS HOLDING USA INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       1,809,524
 NUMBER OF        --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY              0
   EACH           --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                1,809,524
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,809,524
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.66%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO/HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP No. 252532 10 6                                       Page 4 of 18 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     PHILIPS ELECTRONICS NORTH AMERICA CORPORATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARES
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       1,809,524
 NUMBER OF        --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY              0
   EACH           --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                1,809,524
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,809,524
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.66%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO/HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

          This Statement is hereby amended and restated in its entirety as follows:

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the shares of Common Stock, $0.01 par value per share (the "Shares"), of Diametrics Medical, Inc., a Minnesota corporation ("Diametrics"). The principal executive office of Diametrics is located at 2658 Patton Road, Roseville, Minnesota 55113.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Koninklijke Philips Electronics N.V. ("KPENV"), Philips Holding USA Inc. ("PHUSA") and Philips Electronics North America Corporation ("PENAC" and, collectively with KPENV and PHUSA, the "Reporting Persons"). PENAC is a wholly owned subsidiary of PHUSA, which, in turn, is a wholly owned subsidiary of KPENV.

         Certain information concerning each director and executive officer of
(i) KPENV is set forth in Schedule I hereto and incorporated herein by reference, (ii) PHUSA is set forth in Schedule II hereto, and (iii) PENAC is set forth in Schedule III hereto and is, in each case, incorporated herein by reference.

         (b) The principal business address of KPENV is Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The principal business address of PHUSA and PENAC is 1251 Avenue of the Americas, New York, New York 10020.

         (c) The primary business of each of the Reporting Persons is the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology services.

         (d) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) KPENV is a company incorporated under the laws of the Netherlands. PHUSA and PENAC are Delaware corporations.

         This Item 2 is qualified in its entirety by reference to Schedules I, II and III, which are incorporated herein by reference.


                               Page 5 of 18 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Asset Purchase Agreement, dated as of November 17, 2000, between KPENV and Agilent Technologies, Inc., a Delaware corporation ("Agilent"), on August 1, 2001, PENAC acquired, as part of KPENV's acquisition of Agilent's healthcare solutions assets, 1,357,143 Shares and a warrant to purchase from Diametrics 452,381 Shares at a price per Share of $8.40 (the "Warrant"), which Warrant expires on August 4, 2003. KPENV paid Agilent approximately $1.7 billion for such healthcare solutions assets, and a separate price for the Shares and/or the Warrant was not specified or agreed.

         There have been no transactions by the Reporting Persons in securities of Diametrics in the last 60 days.

         None of the persons listed on Schedules I, II or III hereto has contributed any funds or other consideration towards the purchase of the Shares reported in this statement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Other than as set forth herein, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedules I, II or III hereto has plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of
Schedule 13D. Each Reporting Person expects to evaluate on an ongoing basis Diametrics' financial condition, business operations and prospects, market price of the Shares, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares or securities convertible or exchangeable for Shares; may dispose of Shares; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares. Any such transactions may be effected at any time and from time to time be subject to any applicable limitations of the Securities Act of 1933. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II or III hereto may make the same evaluation and reserves the same rights.

         On April 10, 2003, Diametrics and Philips Medical Systems North America Company ("Philips Medical Systems"), a division of PENAC, entered into an Amendment to Manufacturing and Distribution Agreement (the "New Distribution Agreement"), pursuant to which (i) Diametrics appointed Philips Medical Systems as a nonexclusive distributor of specified Diametrics products; (ii) Philips Medical Systems agreed to refer to Diametrics any orders for specified Diametrics products that Philips Medical Systems receives from its existing distributors of such products outside North America; and (iii) Diametrics has the nonexclusive right to purchase the Portal Product (as defined therein) from Philips Medical Systems, in each case on specified terms. Concurrently, Diametrics and Philips Medical Systems entered into a Portal Manufacturing Agreement, pursuant to which Diametrics agreed to manufacture certain Portal Products exclusively for Philips Medical Systems on specified terms.

         The foregoing paragraph is qualified in its entirety by reference to the New Distribution Agreement and to the Portal Manufacturing Agreement, each of which are incorporated herein by reference.


                               Page 6 of 18 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The percentage interest held by each Reporting Person presented below is based on the number of Shares reported in Diametrics' Definitive Proxy Statement on Schedule 14A, filed on April 25, 2003, to be outstanding as of March 31, 2003 (the "Outstanding Shares").

         PENAC is the direct beneficial owner of 1,809,524 Shares, including Shares issuable upon full exercise of the Warrant, which figure represents approximately 6.66% of the Outstanding Shares.

         PHUSA may be deemed to beneficially own 1,809,524 Shares, including Shares issuable upon full exercise of the Warrant, which figure represents approximately 6.66% of the Outstanding Shares.

         KPENV may be deemed to beneficially own 1,809,524 Shares, including Shares issuable upon full exercise of the Warrant, which figure represents approximately 6.66% of the Outstanding Shares.

         None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto beneficially owns any Shares other than as set forth herein.

         (b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 4.

         (c) Not applicable.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the Reporting Persons (or their wholly owned subsidiaries), and to the best knowledge and belief of the Reporting Persons, none of the persons listed on Schedules I, II or III hereto, and other persons with respect to the Shares.


                               Page 7 of 18 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Exhibit Description
-----------    -------------------

1. Joint Filing Agreement, dated as of March 21, 2003, among the Reporting Persons (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on March 21,
               2003).

2. Amendment to Manufacturing and Distribution Agreement, dated April 10, 2003, between Diametrics and Philips Medical Systems.

3. Portal Manufacturing Agreement, dated April 10, 2003, between Diametrics and Philips Medical Systems.




                               Page 8 of 18 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  May 21, 2003              KONINKLIJKE PHILIPS ELECTRONICS N.V.
      -----------------

                                 By: /s/ ARIE WESTERLAKEN
                                    --------------------------------------------
                                    Name:  Arie Westerlaken
                                    Title: General Secretary



                                 PHILIPS HOLDING USA INC.


                                 By: /s/ BELINDA W. CHEW
                                    --------------------------------------------
                                    Name:  Belinda W. Chew
                                    Title: Senior Vice President



                                 PHILIPS ELECTRONICS NORTH AMERICA CORPORATION


                                 By: /s/ BELINDA W. CHEW
                                    --------------------------------------------
                                    Name:  Belinda W. Chew
                                    Title: Senior Vice President


                               Page 9 of 18 Pages

                                   SCHEDULE I


         Name, Business Address, Principal Occupation or Employment and Citizenship of:

(A)  Members Of The Supervisory Board Of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer's address or employer's principal business is listed.

Name:                            L.C. van Wachem
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Retired. Former Chairman of the Committee of
                                 Managing Directors of the Royal Dutch/Shell
                                 Group.
Citizenship:                     The Netherlands


Name:                            W. de Kleuver
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Retired.  Former Executive Vice-President of
                                 Koninklijke Philips Electronics N.V.
Citizenship:                     The Netherlands


Name:                            J.M. Hessels
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Retired.  Former Chief Executive Officer of
                                 Royal Vendex KBB.
Citizenship:                     The Netherlands


Name:                            Sir Richard Greenbury
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Retired.  Former Chairman and Chief Executive
                                 Officer of Marks & Spencer.
Citizenship:                     United Kingdom


                               Page 10 of 18 Pages

Name:                            Prof. K.A.L.M. van Miert
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            President of Nyenrode University.
Employer:                        Nyenrode University
Employer's Address:              Straatweg 25
                                 3621 BG Breukelen
                                 The Netherlands
Employer's Principal Business:   Higher education
Citizenship:                     Belgium


Name:                            L. Schweitzer
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Chairman and Chief Executive Officer of la
                                 regie nationale des usines Renault.
Employer:                        La regie nationale des usines Renault
Employer's Address:              34 Quai du Point du Jour
                                 BP 103 92109
                                 Boulogne Bilancourt
                                 Cedex, France
Employer's Principal Business:   Design, manufacture and sale of automobiles
                                 and related businesses
Citizenship:                     France

Name:                            J.M. Thompson
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Chairman of the Board, TD Bank Financial
                                 Group; Member of the Boards of Thomson
                                 Corporation and Robert Mondavi Corporation
Citizenship:                     Canada

Name:                            C.J.A. van Lede
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Chairman of the Supervisory Board of the Dutch
                                 Central Bank; Member of the Supervisory Boards
                                 of Sara Lee/DE and Heineken; non-executive
                                 board member of Sara Lee Corporation and
                                 Scania AB; Vice Chairman of the Board of
                                 Directors of INSEAD; Member of the European
                                 Round Table of Industrialists; Member of the
                                 Board of Trustees of The Conference Board;
                                 Member of the International Council of JP
                                 Morgan Chase.
Citizenship:                     The Netherlands


(B) Members Of Board Of Management And Group Management Committee Of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each member of the Board of Management and Group Management Committee is employed by Koninklijke Philips Electronics N.V. at Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, whose principal business is set forth in this Statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                            Gerard J. Kleisterlee
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            President and Chief Executive Officer of
                                 Koninklijke Philips Electronics N.V.
Citizenship:                     The Netherlands

                               Page 11 of 18 Pages

Name:                            Jan H.M. Hommen
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Vice-Chairman of the Board of Management and
                                 Chief Financial Officer of Koninklijke
                                 Philips Electronics N.V.
Citizenship:                     The Netherlands


Name:                            Gottfried H. Dutine
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Executive Vice-President of Koninklijke
                                 Philips Electronics N.V.
Citizenship:                     Germany


Name:                            Ad Huijser
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Executive Vice-President and Chief Technology
                                 Officer of Koninklijke Philips Electronics N.V.
Citizenship:                     The Netherlands


Name:                            Arthur P.M. van der Poel
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Executive Vice-President of Koninklijke
                                 Philips Electronics N.V.
Citizenship:                     The Netherlands


Name:                            David Hamill
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Senior Vice-President, and President/CEO of
                                 the Philips Lighting Division, of Koninklijke
                                 Philips Electronics N.V.
Citizenship:                     United Kingdom


                               Page 12 of 18 Pages

Name:                            Theo W.H.P. van Deursen
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Chief Executive Officer of BG Lightning
                                 Electronics (a.i.)
Citizenship:                     The Netherlands

Name:                            Tjerk Hooghiemstra
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Senior Vice-President of Koninklijke Philips
                                 Electronics N.V.
Citizenship:                     The Netherlands


Name:                            Jouko A. Karvinen
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Senior Vice-President, and President/CEO of
                                 the Medical Systems Division, of Koninklijke
                                 Philips Electronics N.V.
Citizenship:                     Finland


Name:                            Scott McGregor
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Senior Vice-President, and President and CEO
                                 of the Semiconductors Division, of
                                 Koninklijke Philips Electronics N.V.
Citizenship:                     United States


Name:                            Jan P. Oosterveld
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Senior Vice-President of Koninklijke Philips
                                 Electronics N.V.
Citizenship:                     The Netherlands


Name:                            Andrea Ragnetti
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Senior Vice-President of Koninklijke Philips
                                 Electronics N.V.
Citizenship:                     Italy


                               Page 13 of 18 Pages

Name:                            Arie Westerlaken
Business Address:                Koninklijke Philips Electronics N.V.
                                 Breitner Centre
                                 Amstelplein 2
                                 1096 BC Amsterdam, The Netherlands
Principal Occupation:            Senior Vice-President, General Secretary,
                                 Chief Legal Officer and Secretary to the Board
                                 of Management of Koninklijke Philips
                                 Electronics N.V.
Citizenship:                     The Netherlands



                               Page 14 of 18 Pages

                                   SCHEDULE II


         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Philips Holding USA Inc. Unless otherwise indicated, each member of the board of directors and executive officer is employed by Philips Electronics North America Corporation at 1251 Avenue of the Americas, New York, New York 10020, whose principal business is set forth in this Statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                            Robert M. Westerhof
Business Address:                Philips Holding USA Inc.
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Director, President and Chief Executive
                                 Officer of Philips Electronics North America
                                 Corporation.
Citizenship:                     The Netherlands


Name:                            Belinda W. Chew
Business Address:                Philips Holding USA Inc.
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Director, Senior Vice President, General
                                 Counsel and Secretary of Philips Electronics
                                 North America Corporation.
Citizenship:                     United States


Name:                            Wilhelmus C.M. Groenhuysen
Business Address:                Philips Holding USA Inc.
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Senior Vice President, Chief Financial Officer
                                 and Treasurer of Philips Electronics North
                                 America Corporation.
Citizenship:                     The Netherlands


Name:                            Robert N. Smith
Business Address:                Philips Holding USA Inc.
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Vice President of Philips Electronics North
                                 America Corporation.
Citizenship:                     United States


                               Page 15 of 18 Pages

Name:                            Warren T. Oates, Jr.
Business Address:                Philips Holding USA Inc.
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Assistant Secretary of Philips Electronics
                                 North America Corporation.
Citizenship:                     United States


                               Page 16 of 18 Pages

                                  SCHEDULE III

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Philips Electronics North America Corporation. Unless otherwise indicated, each member of the board of directors and executive officer is employed by Philips Electronics North America Corporation at 1251 Avenue of the Americas, New York, New York 10020, whose principal business is set forth in this Statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                            Robert M. Westerhof
Business Address:                Philips Electronics North America Corporation
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Director, President and Chief Executive
                                 Officer of Philips Electronics North America
                                 Corporation.
Citizenship:                     The Netherlands


Name:                            Belinda W. Chew
Business Address:                Philips Electronics North America Corporation
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Director, Senior Vice President, General
                                 Counsel and Secretary of Philips Electronics
                                 North America Corporation.
Citizenship:                     United States


Name:                            Kevin W. Doran
Business Address:                Philips Electronics North America Corporation
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Senior Vice President of Philips Electronics
                                 North America Corporation.
Citizenship:                     United States


Name:                            Wilhelmus C.M. Groenhuysen
Business Address:                Philips Electronics North America Corporation
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Senior Vice President, Chief Financial Officer
                                 and Treasurer of Philips Electronics North
                                 America Corporation.
Citizenship:                     The Netherlands


                               Page 17 of 18 Pages

Name:                            Thomas B. Patton
Business Address:                Philips Electronics North America Corporation
                                 1300 I Street N.W., Suite 1070-E
                                 Washington, D.C. 20005
Principal Occupation:            Vice President of Philips Electronics North
                                 America Corporation.
Citizenship:                     United States


Name:                            Robert N. Smith
Business Address:                Philips Electronics North America Corporation
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Vice President of Philips Electronics North
                                 America Corporation.
Citizenship:                     United States


Name:                            Raymond C. Fleming
Business Address:                Philips Electronics North America Corporation
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Controller of Philips Electronics North
                                 America Corporation.
Citizenship:                     United States


Name:                            Warren T. Oates, Jr.
Business Address:                Philips Electronics North America Corporation
                                 1251 Avenue of the Americas
                                 New York, New York 10020
Principal Occupation:            Assistant Secretary of Philips Electronics
                                 North America Corporation.
Citizenship:                     United States





                               Page 18 of 18 Pages